Invesco PowerShares
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

October 19, 2015

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:	PowerShares Exchange-Traded Fund Trust (“Trust”)/(I/C File No. 811-21265) and PowerShares Exchange-Traded Fund Trust II (“Trust II”) (I/C File No. 811-21977) (collectively, the “Trusts”)

Financial Statement Review

Dear Ms. DiAngelo Fettig:

On behalf of the Trusts, thank you for speaking with us on July 31, 2015 and September 30, 2015 about the Trust’s financial statements dated April 30, 2015 (the “Financial Statements”) as they pertain to each series of the Trust (each, a “Fund” and collectively, the “Funds”). Additionally, we appreciate you taking the time to provide supplemental comments on the correspondence we filed on June 12, 2015 (the “Trust II Correspondence”) relating to Trust II financial statements dated October 31, 2014 (the “Trust II Financial Statements”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated the Staff’s comments below, followed by our written responses.)

Form N-PX

1.	Comment: Please review the Trust’s filing on Form N-PX and ensure that any Fund name changes are accurately reflected.

Response: We reviewed and ensured that any fund name changes were accurately reflected in the Trust’s most recent Form N-PX filing with the Commission, which was made on August 14, 2015.

Financial Statements – Management’s Discussion of Fund Performance

2.	Comment: For each of the PowerShares CleantechTM Portfolio, PowerShares WilderHill Clean Energy Portfolio, PowerShares WilderHill Progressive Energy Portfolio and PowerShares Zacks Micro Cap Portfolio, the table presenting Fund performance includes a benchmark that is calculated on a “price only” basis. Please consider adjusting the benchmark to reflect reinvestment of dividends in accordance with Instruction 5 to Item 27 of Form N-1A.

Response: We will include benchmark information calculated on a “total return” basis going forward, beginning with reports relating to fiscal periods ending after the date of this letter.

3.	Comment: For PowerShares Cleantech Portfolio, PowerShares Global Listed Private Equity Portfolio and PowerShares Water Resources Portfolio, the table presenting Fund performance only includes the respective Fund’s underlying index. Please include an additional broad-based index in accordance with Form N-1A.

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” We believe that the underlying indices for the aforementioned Funds are appropriate broad-based indices because the indices are administered by an organization that is not an affiliated person of any of the Funds, its investment adviser or its principal underwriter, and thus meet the requirements of Form N-1A.

Nonetheless, we have given the views of the Staff significant consideration. We have taken the Staff’s views into account when reviewing the explicit instructions contained in Form N-1A, and we believe that the Staff’s comment has merit. Beginning with the next financial report, we will add an additional broad-based index to supplement the underlying index for each of PowerShares Cleantech Portfolio, PowerShares Global Listed Private Equity Portfolio and PowerShares Water Resources Portfolio. We will also review the comparator indexes of each of the other PowerShares funds and similarly add an additional index in each case in which the facts appear to support such an addition.

Financial Statements – Financial Highlights

4.	Comment: For PowerShares Dynamic Oil & Gas Services Portfolio, the Financial Highlights indicate an adviser pay-in for an economic loss of $0.43 per share. Please provide an explanation for the economic loss referenced.

Response: This loss, and the subsequent reimbursement from the Adviser, took place during the fiscal year ended April 30, 2014. The loss was incurred in response to the quarterly reconstitution of the underlying index to the PowerShares Dynamic Oil & Gas Services Portfolio. The Fund did not purchase the appropriate securities necessary to continue to track the index. The error was identified the following trading day and rectified. The

Fund was reimbursed by the Adviser for the economic detriment incurred. Given the circumstances of this issue, management determined this was an isolated incident. Additional technology-related controls have been established to seek to prevent the recurrence of this type of issue.

Fund Website

5.	Comment: In the “Frequency Distribution of Discounts and Premiums” section on the Distributions Tab for each Fund, please consider adding a column to both the “Bid/Ask Midpoint Above NAV” and “Bid/Ask Midpoint Below NAV” tables for the range from 0 to 0.49%.

Response: We will update the website to include the additional ranges.

Prospectus Disclosure

6.	Comment: When describing recapture of previously-waived management fees, please consider clearly indicating that the Adviser will not recapture any amounts during periods when a Fund’s total expenses exceeded the expense limit in place at the time the waiver was made.

Response: We will add clarifying disclosure in the Trust’s prospectus moving forward.

Follow-Up to Trust II Correspondence

7.	Comment: In the Trust II Correspondence, you stated that certain Fund distributions may be declared as income, but ultimately sourced as Returns of Capital. You further stated that the Funds’ website reflects the characterization of such distributions for Generally Accepted Accounting Principles as of the declaration date and not per federal income tax purposes. Please consider including an explanatory note to that effect for any applicable Funds. Additionally, please confirm where the link to the summary of distributions for federal income tax purposes may be found on the Funds’ website.

Response: We will modify the Distributions table on the Funds’ website, changing the term “Ordinary Income” to “Income”, and will add a note indicating these amounts are in accordance with Generally Accepted Accounting Principles. The schedule of distributions for federal income tax purposes can be found in the Tax Center on the Funds’ website (https://www.invesco.com/portal/site/us/investors/etfs/resources/tax-center/) under the heading “1099 Data for PowerShares Products”.

Tandy Representation

The Trusts respectfully advise the Staff that the Trusts acknowledge that:

• the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven Hill

Steven Hill

Trust Treasurer –

Head of Global ETF Administration of Invesco PowerShares Capital Management LLC

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